VCG Holding Corp.

390 Union Boulevard, Suite 540

Lakewood, CO 80228

March 28, 2007

Mr. Max Webb

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	VCG Holding Corp.

Registration Statement on Form S-3

Filed March 1, 2007

File No. 333-141004

Dear Mr. Webb:

In response to your letter dated March 26, 2007, set forth below are our responses to the comments contained in your letter.

Legality Opinion

1.	Our counsel has removed clause (vi) of the second paragraph of their legal opinion.

2.	Our counsel has removed the last sentence of the last paragraph of their legal opinion.

Accordingly, we have filed a new legal opinion from our counsel as Exhibit 5.1 to Amendment No. 1 to Registration Statement on Form S-3.

If you have any questions or further comments, please do not hesitate to let me know.

Sincerely,

/s/ Troy H. Lowrie
Troy H. Lowrie

cc:	H. Yuna Peng

Donald W. Prosser